                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                          Idenix Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45166R 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Robert E. Pelzer, Esq.                       Morton A. Pierce, Esq.
           Novartis Pharma AG                          Dewey Ballantine LLP
             Lichtstrasse 35                        1301 Avenue of the Americas
       CH-4002, Basel Switzerland                    New York, New York 10019
             41-61-324-1111                               (212) 259-8000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

--------------------------------------------------------------------------------
                                  July 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

         NOVARTIS AG
---------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                         (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF

---------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

---------------------------------------------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

    NUMBER OF          0
     SHARES     -----------------------------------------------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH             27,356,739
   REPORTING    -----------------------------------------------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                       0
                -----------------------------------------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       27,356,739
---------------------------------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                27,356,739
--------------------------------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

---------------------------------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                57.1%
---------------------------------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                CO

---------------------------------------------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

         NOVARTIS PHARMA AG
---------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                         (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC

---------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

---------------------------------------------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

    NUMBER OF          0
     SHARES     -----------------------------------------------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH             26,169,646
   REPORTING    -----------------------------------------------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                       0
                -----------------------------------------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       26,169,646
---------------------------------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,169,646
--------------------------------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

---------------------------------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                54.6%
---------------------------------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                CO

---------------------------------------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

         NOVARTIS BIOVENTURES LTD.
---------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                         (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC

---------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

---------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         BERMUDA

---------------------------------------------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

    NUMBER OF          0
     SHARES     -----------------------------------------------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH             1,187,093
   REPORTING    -----------------------------------------------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                       0
                -----------------------------------------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       1,187,093
---------------------------------------------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,187,093
--------------------------------------------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

---------------------------------------------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.5%
---------------------------------------------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*

                CO

---------------------------------------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to Common Stock (the "Common Stock"), par value $0.001 per share of Idenix Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 60 Hampshire Street, Cambridge, Massachusetts 02139.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) and (f) Novartis AG ("Novartis") is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacture, sale and distribution of innovative healthcare products. Novartis is a holding company whose principal businesses, which are conducted by its various operating subsidiaries, are pharmaceuticals and consumer health, which includes generics, over-the-counter self-medication, animal health, medical nutrition, infant and baby foods and products, and eye care products. Novartis's principal office is located at Lichtstrasse 35, 4002, Basel, Switzerland.

Novartis Pharma AG ("Novartis Pharma") is a corporation organized under the laws of Switzerland and is a direct wholly-owned subsidiary of Novartis. Novartis Pharma's principal business is the research, development, manufacture and marketing of prescription drugs used to treat a number of diseases and conditions. Novartis Pharma's principal office is located at Lichtstrasse 35, 4002, Basel, Switzerland.

Novartis BioVentures Ltd. ("Novartis BioVentures") is a corporation organized under the laws of Bermuda and is an indirect wholly-owned subsidiary of Novartis. Novartis BioVentures is a venture capital fund whose objective is to generate long-term capital gains for both entrepreneurs and investors. Novartis BioVentures's principal business is investing in product- and platform-focused biotech, pharmaceutical and healthcare companies at all stages with an emphasis on the United States. Novartis BioVentures's principal office is located at c/o Appleby Corporate Services, Canon's Court, 22 Victoria Street, Hamilton HM A2, Bermuda.

Novartis, Novartis Pharma and Novartis BioVentures are collectively referred to herein as the "Reporting Persons."

The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 27, 2004 Novartis Pharma acquired from the Company 5,400,000 shares of Common Stock for $14.00 per share or an aggregate of $75,6000,000.00 pursuant to a stock purchase agreement by and between Novartis Pharma and the Company dated July 21, 2004 (the "Concurrent Private Placement Stock Purchase Agreement") and in a concurrent transaction acquired from the Company 1,100,000 shares of Common Stock for $0.001 per share or an aggregate of $1,100.00 and its agreement to terminate certain stock subscription rights, pursuant to a stock purchase agreement by and between Novartis Pharma and the Company dated July 21, 2004 (the "Par Value Stock Purchase Agreement"). The subscription rights, which were terminated, provided for Novartis Pharma to maintain its pro rata equity ownership in connection with the Company's issuance of up to 1,399,106 shares of Common Stock pursuant to the Company's 1998 equity incentive plan. The description of each of the Concurrent Private Placement Stock Purchase Agreement and the Par Value Stock Purchase Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Pursuant to a stock purchase agreement (the "Stock Purchase Agreement") dated March 21, 2003, by and among Novartis Pharma, the Company and certain stockholders identified therein, Novartis Pharma purchased 19,669,538 shares of Common Stock on May 8, 2003 from certain of the Company's stockholders for $255 million in cash, with an additional aggregate amount of up to $357 million contingently payable to these stockholders if the Company achieves predetermined development milestones with respect to a hepatitis C virus ("HCV") drug candidate. The description of the Stock Purchase Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

On May 15, 2004, the Company issued an aggregate of 50 shares of common stock at a per share purchase price of $0.001 to Novartis Pharma pursuant to stock subscription rights of Novartis Pharma.

On July 13, 2004, the Company issued an aggregate of 58 shares of common stock at a per share purchase price of $0.001 to Novartis Pharma pursuant to stock subscription rights of Novartis Pharma.

The source of funds for each of these acquisitions was Novartis Pharma's working capital.

On April 24, 2001, Novartis BioVentures acquired from the Company 1,010,101 shares of Series C Convertible Preferred Stock and warrants to purchase 606,061 shares of Common Stock for an aggregate purchase price of $5,000,000.00. On May 8, 2003 each outstanding share of Series C Convertible Preferred Stock was converted into one share of Common Stock and all outstanding warrants to purchase Common Stock were terminated. Upon conversion of the Series C Convertible Preferred Stock the holders of such stock received from the Company an annual 8% cumulative dividend, compounded quarterly, which dividend was paid in shares of Common Stock. Novartis BioVentures received a dividend of 176,992 shares. The source of funds for this acquisition was Novartis BioVentures's working capital.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the reported transactions by Novartis Pharma was for Novartis Pharma to acquire and retain a majority interest in the Company and to acquire and retain certain rights relating to the broad collaborative relationship between the Novartis Pharma and the Company, including Novartis Pharma's rights to representation on the Company's board of directors and to influence the business of the Company pursuant to the terms of a stockholders agreement (the "Stockholders Agreement"), which was amended and restated on July 27, 2004 between the Company, Novartis Pharma and certain other stockholders identified therein and a letter agreement (the "Letter Agreement") dated March 21, 2003 between Novartis Pharma and the Company. The description of each of the Stockholders Agreement and Letter Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Under the Stockholders Agreement, the Letter Agreement and the Development Agreement (as defined below) and as used herein, "Voting Stock" means the Company's securities entitled to vote in the election of directors, but does not include (a) Common Stock issued in connection with the Company's acquisition of all of the capital stock or all or substantially all of the assets of another entity; and (b) shares of Common Stock issued upon exercise of stock options or upon grants of restricted stock awards or other stock-based awards pursuant to the Company's compensation and equity incentive plans. Notwithstanding the foregoing, Voting Stock will include up to 1,399,106 shares that were reserved as of May 8, 2003 under the Company's option pool.

The terms of the collaboration between Novartis Pharma and the Company are set forth in a Development, License and Commercialization Agreement dated as of May 8, 2003 and amended as of April 30, 2004, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma (the "Development Agreement"). Under the Development Agreement, Novartis Pharma obtained, among other things, exclusive options to obtain rights to NM 283, the initial drug candidate being developed by the Company for the treatment of HCV infection, and certain other drug candidates. The terms of these options, including license fees, milestone payments and payments in reimbursement for development expenses, vary according to the disease which the drug candidate treats, the stage of development of the drug candidate and Novartis Pharma's ownership interest in the Company. The description of the Development Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Novartis Pharma has the following rights pursuant to the terms of the Stockholders Agreement:

Stock Purchase Rights

Novartis Pharma has the right to purchase, at par value of $0.001 per share, such number of shares of Common Stock required to maintain its percentage ownership of the Company's Voting Stock if the Company issues shares of Common Stock in connection with the acquisition or in-licensing of technology through the issuance of up to 5% of the Company's stock in any 24-month period. This purchase right remains in effect until the earlier of (i) the date that Novartis Pharma and its affiliates own less than 19.4% of the Company's Voting Stock; or
(ii)
the date that Novartis Pharma becomes obligated under the Stock Purchase Agreement to make the additional contingent payments of $357 million to the stockholders party to that agreement.

In addition to the right to purchase shares of Common Stock at par value as described above, Novartis Pharma has the right, subject to limited exceptions noted below, to purchase a pro rata portion of shares of capital stock issued by the Company. The price that Novartis Pharma will pay for these securities is the price at which such securities are offered to third parties. Novartis Pharma's right to purchase a pro rata portion would not include:

      (i) securities issued in connection with any stock split, reverse stock split, stock dividend or recapitalization that the Company undertakes that affects all holders of the Company's Common Stock proportionately;

      (ii) shares that Novartis Pharma has the right to purchase at par value, as described above;

      (iii) up to 1,976,588 shares of Common Stock issued upon exercise of stock options outstanding as of May 8, 2003;

      (iv) up to 1,399,106 shares of Common Stock issuable upon exercise of stock options and other awards granted pursuant to the Company's 1998 equity incentive plan; or

      (v) securities issued in connection with the Company's acquisition of all the capital stock or all or substantially all of the assets of another entity.

Novartis Pharma's right to purchase shares includes a right to purchase securities that are convertible into, or exchangeable for, the Company's Common Stock, provided that Novartis Pharma's right to purchase any stock options or other convertible securities issued to any of the Company's directors, officers, employees or consultants pursuant to any stock compensation or equity incentive plan will not be exercisable until the equity security into which it is exercisable has been issued.

In connection with its stock purchase rights, Novartis Pharma has the right to receive a report from the Company within ten days after the end of each calendar quarter indicating the number of securities issued by the Company during the calendar quarter in connection with the exercise, conversion or exchange of securities exercisable for, convertible into or exchangeable for Common Stock issued to any of the Company's directors, officers, employees, or consultants pursuant to any stock compensation or equity incentive plan.

Registration Rights

Beginning January 18, 2005, subject to certain limitations, Novartis Pharma and certain other holders of Common Stock, collectively referred to as the preference holders, may, in each case acting by majority vote and subject to specified limitations, demand that the Company register all or a portion of their Common Stock, including any shares acquired pursuant to their rights under the Stockholders Agreement, for sale under the Securities Act, so long as the aggregate value of the Common Stock so requested to be registered is equal to or greater than $10,000,000. Subject to several exceptions, both Novartis Pharma and the preference holders have the right to demand that the Company file up to three registrations on their behalf. Once the Company is entitled to register the Common Stock on Form S-3, Novartis Pharma and the preference holders may, subject to certain exceptions, including a requirement that the aggregate value of the Common Stock so requested to be registered is equal to or greater than $5,000,000, make unlimited demands for registration of their securities.

Novartis Pharma's right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. The Company will pay all fees, costs and expenses of any demand registrations and registrations on Form S-3, and the holders of the securities being registered will pay all selling expenses. Novartis Pharma's registration rights terminate upon the later to occur of May 8, 2013 and such time as Novartis Pharma ceases to be an affiliate of the Company.

If the Company registers any shares of Common Stock, either for its own account or for the account of other security holders, Novaritis Pharma will be entitled to notice of the registration and to include all or a portion of its Common Stock in the registration.

Board of Directors

The Company must use its reasonable best efforts to nominate for election as a director at least two designees of Novartis Pharma for so long as Novartis Pharma and its affiliates own at least 35% of the Company's Voting Stock and at least one designee of Novartis Pharma for so long as Novartis Pharma and its affiliates own at least 19.4% of the Company's Voting Stock. In addition, the Stockholders' Agreement further provides that for so long as any board designee of Novartis Pharma continues to serve on the Company's board of directors, a Novartis Pharma director designee is entitled to be a member of each committee of the Company's board of directors. If such membership is barred by applicable law, rule or regulation, Novartis Pharma shall be entitled to designate one non-voting observer to any such committee.

Approval Rights

As long as Novartis Pharma and its affiliates continue to own at least 19.4% of the Company's Voting Stock, Novartis Pharma will have approval rights over a number of corporate actions that the Company or its subsidiaries may take, including:

      (i) the authorization or issuance of additional shares of the Company's capital stock or the capital stock of its subsidiaries, except for a limited number of specified issuances;

      (ii) any change or modification to the structure of the Company's board of directors or a similar governing body of any of its subsidiaries;

      (iii) any amendment or modification to any of the Company's organizational documents or those of its subsidiaries;

      (iv)  the adoption by the Company of a three-year strategic plan;

      (v) the adoption by the Company of an annual operating plan and budget, if there is no approved strategic plan;

      (vi) any decision that would result in a variance of total annual expenditures, capital or expense, in excess of 20% from the approved three-year strategic plan;

      (vii) any decision that would result in a variance in excess of the greater of $10 million or 20% of the Company's profit or loss target in the strategic plan or operating plan;

      (viii) the acquisition of stock or assets of another entity that exceeds 10% of the Company's consolidated net revenue, net income or net assets;

      (ix) the sale, lease, license or other disposition of any assets or business which exceeds 10% of the Company's net revenue, net income or net assets;

      (x) the incurrence of any indebtedness by the Company or its subsidiaries for borrowed money in excess of $2 million, other than in limited circumstances;

      (xi) any material change in the nature of the Company's business or that of any of its subsidiaries;

      (xii) any change in control of the Company or any subsidiary of the Company; and

      (xiii) any dissolution or liquidation of the Company or any subsidiary of the Company, or the commencement by the Company or any subsidiary of the Company of any action under applicable bankruptcy, insolvency, reorganization or liquidation laws.

Standstill

Novartis Pharma and its affiliates have agreed not to acquire additional shares of the Company's stock unless a majority of the Company's independent board members approves or requests the acquisition, other than acquisitions of the Company's stock by exercise of Novartis Pharma's stock purchase rights under the Stockholders' Agreement or acquisitions of stock to maintain a 51% ownership interest in the Company's fully diluted Common Stock, exclusive of any shares held by Novartis BioVentures. These restrictions will terminate upon the earliest to occur of:

      (i)   the termination of the Stockholders Agreement;

      (ii) the termination, other than due to a material breach by Novartis Pharma, of the development, license and commercialization agreement between Novartis and the Company, dated May 8, 2003;

      (iii) written agreement of Novartis Pharma, a majority of the Company's independent directors and the Company;

      (iv) Novartis Pharma and its affiliates owning more than 90% of the Company's Voting Stock, provided that Novartis Pharma and its affiliates have not acquired the Company's Voting Stock in violation of the terms and conditions of the Stockholders Agreement;

      (v) within any two-year period, individuals who constituted the Company's board of directors at the beginning of such period ceasing to constitute a majority of the members of the Company's board of directors, other than as a result of changes approved by a majority of the directors in office at the beginning of such period;

      (vi) the Company's receipt of, or the announcement by a third party of, an unsolicited acquisition proposal;

      (vii) the acquisition by certain third parties of at least 20% of the Company's voting stock; and

      (viii) May 8, 2008.

Amendments and Waivers

The rights and obligations of the parties to the Stockholders Agreement may not be waived, modified, supplemented or amended without the written consent of:

      (i)    the Company;

      (ii) the holders of a majority of the voting stock held by Novartis Pharma and its affiliates;

      (iii) the holders of two-thirds of the voting stock held by the Company's former holders of preferred stock, excluding Novartis Pharma and its affiliates; and

      (iv) the holders of a majority of the voting stock held by the other parties to the Stockholders' Agreement.

Pursuant to the terms of the Letter Agreement, until such time as Novartis Pharma and its affiliates own less than 50% of the Company's Voting Stock Novartis Pharma's consent is required for the selection and appointment of the Company's chief financial officer. If in Novartis Pharma's reasonable judgment the Company's chief financial officer is not satisfactorily performing his duties, the Company is required to terminate the chief financial officer's employment.

Novartis Pharma presently intends to acquire from the Company from time to time additional shares of Common Stock by exercising the stock purchase rights described above.

Notwithstanding the foregoing, each of the Reporting Persons expects to evaluate their investments in the Company on an ongoing basis and they may determine to change their investment intent with respect to the Company at any time in the future. In determining from time to time whether to increase, retain or sell their holdings of securities of the Company, each of the Reporting Persons will take into consideration such factors as they deem relevant, including the market price of the Common Stock, conditions in the securities markets generally, the Company's financial condition, business and prospects and general economic conditions. Each of the Reporting Persons reserves the right to purchase additional shares or dispose of all or a portion of their holdings of securities of the Company in the open market or in private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Company. Any such transaction may be effected at any time or from time to time subject to (i) restrictions contained in the Stockholders Agreement, (ii) restrictions contained in the Lock-Up Agreements described in
Item 6 below and (iii) any applicable limitations imposed by applicable law.

Other than as described in this Item 4, neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person currently has any plans or proposals which relate to or would result in any of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).

The responses set forth in Item 3 and Item 6 of this Statement are incorporated by reference in response to Item 4 of this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Novartis is the beneficial owner of 27,356,739 shares of Common Stock representing 57.1% of the outstanding shares of Common Stock, of which shares, 26,169,646 shares are owned directly by Novartis Pharma and 1,187,093 shares are owned directly by Novartis BioVentures. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis Pharma is the record and beneficial owner of 26,169,646 shares of Common Stock, representing 54.6% of the outstanding shares of Common Stock. Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis BioVentures is the record and beneficial owner of 1,187,093 shares of Common Stock, representing 2.5% of the outstanding shares of Common Stock. Novartis BioVentures has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

(c) Except for the transactions described in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Lock-Up Agreements

Each of Novartis Pharma and Novartis BioVentures have agreed in lock-up agreements (the "Lock-Up Agreements") entered into on June 11, 2004 with Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc., as representatives of the underwriters of the Company's initial public offering, not to dispose of or hedge, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock during a 180-day period ending on January 18, 2005. Transfers or dispositions by Novartis Pharma or Novartis BioVentures can be made sooner in the following circumstances:

      (i)   with the prior written consent of Goldman, Sachs & Co.;

      (ii) as a bona fide gift provided the donee agrees to be bound by the lock-up restrictions;

      (iii) to a trust, the beneficiary of which is the transferor, provided the trustee agrees to be bound by the lock-up restrictions and the transfer does not involve a disposition for value;

      (iv) to affiliates of the transferor provided that such affiliate agrees to be bound by the lock-up restrictions; or

      (v) with respect to certain shares of common stock acquired in the public market pursuant to brokers' transactions.

The description of each of the Lock-Up Agreements is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Other than as described in this Item 6 and in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto with respect to each such Reporting Person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among Novartis, Novartis Pharma and Novartis BioVentures dated as of August 6, 2004.

Exhibit 2 Development, License and Commercialization Agreement, dated as of May 8, 2003, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, as amended on April 30, 2004, incorporated by reference from
                  Exhibit 10.24 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on July 6, 2004 (file #333-111157).

Exhibit 3 Amended and Restated Stockholders' Agreement by and among the Company, Novartis Pharma and the stockholders identified on the signature pages thereto incorporated by reference from
                  Exhibit 10.26 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on June 1, 2004 (file #333-111157).

Exhibit 4 Stock Purchase Agreement, dated as of March 21, 2003, by and among the Company, Novartis Pharma and the stockholders identified on the signature pages thereto, incorporated by reference from Exhibit 10.27 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on July 6, 2004 (file #333-111157).

Exhibit 5 Letter Agreement, dated as of March 21, 2003, by and between the Company and Novartis Pharma, incorporated by reference from Exhibit 10.28 to the Registration Statement on Form S-1 filed by the Company on December 15, 2003 (file #333-111157).

Exhibit 6 Concurrent Private Placement Stock Purchase Agreement, by and between the Company and Novartis Pharma, incorporated by reference from Exhibit 10.30 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on June 1, 2004 (file #333-111157).

Exhibit 7 Par Value Stock Purchase Agreement by and between the Company and Novartis Pharma, incorporated by reference from Exhibit
                  10.33 to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on June 1, 2004 (file #333-111157).

Exhibit 8 Lock-up Agreement by and among Novartis Pharma and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc., as representatives of the underwriters identified therein.

Exhibit 9 Lock-up Agreement by and among Novartis BioVentures and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc., as representatives of the underwriters identified therein.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 6, 2004

                                           NOVARTIS AG

                                           By: /s/ Peter Rupprecht
                                               ---------------------------------
                                               Name: Peter Rupprecht
                                               Title: Authorized Signatory

                                           By: /s/ Jorg Walther
                                               ---------------------------------
                                               Name: Jorg Walther
                                               Title: Authorized Signatory

                                           NOVARTIS PHARMA AG

                                           By: /s/ Robert E. Pelzer
                                               ---------------------------------
                                               Name: Robert E. Pelzer
                                               Title: General Counsel

                                           By: /s/ Joseph E. Mamie
                                               ---------------------------------
                                               Name: Joseph E. Mamie
                                               Title: Head Operational Treasury

                                            NOVARTIS BIOVENTURES LTD.

                                           By: /s/ Emil Bock
                                               ---------------------------------
                                               Name: Emil Bock
                                               Title: Member of the Board of
                                                      Directors

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
               NOVARTIS, NOVARTIS PHARMA AND NOVARTIS BIOVENTURES

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.

Name, Function and Business Address              Citizenship        Principal Occupation
------------------------------------------       -----------        ---------------------------------------
Daniel Vasella                                   Switzerland        Chairman of the Board of Directors,
Chairman of the Board of Directors,                                 Chief Executive Officer
Chief Executive Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Helmut Sihler                          Austria            Retired
Vice Chairman of the Board of Directors
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Hans-Jorg Rudloff                                Germany            Chairman of the Executive
Vice Chairman of the Board                                          Committee of Barclays Capital
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Birgit Breuel                                    Germany            Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Peter Burckhardt                       Switzerland        Head of Medical Service at the
Director                                                            University Hospital of Lausanne
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Srikant Datar                          India              Senior Associate Dean for Executive
Director                                                            Education at Harvard Business
c/o Novartis AG                                                     School
Lichtstrasse 35
CH-4002 Basel, Switzerland

Name, Function and Business Address              Citizenship        Principal Occupation
------------------------------------------       -----------        ---------------------------------------
William W. George                                USA                Senior Lecturer at Harvard Business
Director                                                            School
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Alexandre F. Jetzer                              Switzerland        Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Pierre Landoldt                                  Switzerland        President of the Sandoz family
Director                                                            foundation
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland


Dr. Ulrich Lehner                                Germany            President and Chief Executive Officer
Director                                                            of Henkel KGaA
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Wendelin Wiedeking                           Germany            Chairman and Chief Executive Officer
Director                                                            of Porsche AG
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Rolf M. Zinkernagel                    Switzerland        Professor and Director of the Institute
Director                                                            of Experimental Immunology  at the
c/o Novartis AG                                                     University of Zurich
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                                 Switzerland        Chief Financial Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Urs Barlocher                                Switzerland        Head of Legal and General Affairs
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Name, Function and Business Address              Citizenship        Principal Occupation
------------------------------------------       -----------        ---------------------------------------
Juergen Brokatzky-Geiger                         Germany            Head of Human Resources
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Paul Choffat                                     Switzerland        Head of Novartis Consumer Health
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                                   Germany            Head of Novartis Pharma
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Marc C. Fishman, Md.                       USA                Head of Pharmaceuticals Research
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Steven Kelmar                                    USA                Head of Public Affairs and
c/o Novartis AG                                                     Communications
Lichtstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.

Name, Function and Business Address              Citizenship        Principal Occupation
-----------------------------------              -----------        -----------------------------------
Daniel Vasella                                   Switzerland        Chairman of the Board of Directors
Chairman of the Board of Directors                                  and Chief Executive Officer of
Chief Executive Officer                                             Novartis AG
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                                 Switzerland        Member of the Board of Directors
Director
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Name, Function and Business Address              Citizenship        Principal Occupation
-----------------------------------              -----------        -----------------------------------
Thomas Ebeling                                   Germany            Member of the Board of Directors,
Director                                                            Head of Management
Head of Management
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS BIOVENTURES

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis BioVentures are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis BioVentures.

Name, Function and Business Address              Citizenship        Principal Occupation
-----------------------------------              -----------        --------------------
Dr. Francois L'Eplattenier                       Switzerland        Chairman
Chairman
c/o Novartis International AG
Building WSJ-200
CH-4002, Basel, Switzerland.

Dr. Jurg Meier                                   Switzerland        Executive Director
Executive Director
c/o Novartis International AG
Building WSJ-200
CH-4002, Basel, Switzerland.

Dr. Rudolf Gygax                                 Switzerland        Managing Director
Managing Director
c/o Novartis International AG
Building WSJ-200
CH-4002, Basel, Switzerland.

Dr. Peter Hans Bissinger                         Switzerland        Managing Director
Managing Director
c/o Novartis International AG
Building WSJ-200
CH-4002, Basel, Switzerland

Dr. Frances Wildhaber                            Switzerland        Managing Director
Managing Director
c/o Novartis International AG
Building WSJ-200
CH-4002, Basel, Switzerland

Emil Bock                                        Germany            General Manager
Director

Name, Function and Business Address              Citizenship        Principal Occupation
-----------------------------------              -----------        --------------------
General Manager
c/o Novartis International
Pharmaceutical Ltd.
Hurst Holme
12 Trott Road
Hamilton HM AA
Bermuda